Ferris, Baker Watts Incorporated
100 Light Street
Baltimore, Maryland 21202

June 28, 2007

Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Alyst Acquisition Corp. (the “Company”)
Registration Statement on Form S-1 (Reg. No. 333-138699)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we hereby join with the Company to request that the effective date for the Registration Statement referred to above be accelerated to 9:00 AM (EDT) on June 29, 2007 or as soon as practicable thereafter.

In connection with Rule 460 of the Act, please be advised that we have effected approximately the following distribution of copies of the Preliminary Prospectus dated June 21, 2007:

Number of prospectuses distributed to institutions	160
Number of prospectuses distributed to individuals	1,055
Number of prospectuses distributed to underwriters	425
Total	1,640

The undersigned has and will, and each participating underwriter and dealer has advised the undersigned that it has and will, comply with the provisions of SEC Release No. 33-4968 of the Act and Rule 15c2-8 of the Securities Exchange Act of 1934, as amended in connection with the above-referenced issue.

[Signature Page Follows]

Very truly yours,

FERRIS, BAKER WATTS INCORPORATED
JESUP & LAMONT SECURITIES CORPORATION
MAXIM GROUP LLC

By: FERRIS, BAKER WATTS INCORPORATED

By:	/s/ Chris Freeman
Name: Title:	Chris Freeman Vice President